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THE F&D                                                              HOME OFFICE
COMPANIES                       RIDER                              P.O. BOX 1227
[LOGO]                                                       BALTIMORE, MD 21203


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                This rider forms a part of and is issued by the
                    Underwriter of the bond numbered below.
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If this form is issued concurrently with the bond, this Attaching Clause need not be completed.

To be attached to and form part of Bond No. FIB 0006085 02

Effective Date: 06/23/2006

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It is agreed that:

       The attached bond is amended by replacing that Item(s) on the Declarations corresponding to the Item(s) indicated below with an "X":
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[ ]    ITEM 2.  Bond Period:  from           12:01 a.m. to           12:01 a.m.
                standard time at the Principal Address shown in Item 1. above.
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[X]    ITEM 3.  The Aggregate Liability of the Underwriter during the Bond
                Period shall be $600,000
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[X]    ITEM 4.  Subject to Sections 4. and 11. hereof,
                the Single Loss Limit of Liability is  $600,000
                and the Single Loss Deductible is      $0

       Provided, however, that if any amounts are inserted below opposite specified Insuring Agreements or Coverage, those amounts shall be controlling. Any amount set forth below shall be a part of and not in addition to amounts set forth above.


                                      Single Loss            Single Loss
                                   Limit of Liability         Deductible
                                   ------------------        -----------
                                          N/A                    N/A








ACCEPTED:


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                      (INSURED)


By:
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                      (OFFICIAL TITLE)



SR 6150c   AMEND DECLARATIONS PAGE-DISCOVERY FORM RIDER

FOR USE WITH THE FINANCIAL INSTITUTION BONDS, STANDARD FORM NOS. 14, 15, 24 AND 25. ITEM 3. NOT TO BE CHANGED MIDTERM WITH THIS RIDER.

REVISED TO JUNE, 1990.

F5900d

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